SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	August	2016

Commission File Number	001-37400

Shopify Inc.
(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release: Shopify Completes Offering of Class A Subordinate Voting Shares Including Full Exercise of Over-Allotment Option

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)

Date:	August 22, 2016	By:	/s/ Joseph Frasca
			Name:	Joseph Frasca
			Title:	General Counsel and Secretary

Document 1

Shopify Completes Offering of Class A Subordinate Voting Shares
Including Full Exercise of Over-Allotment Option

Ottawa, Canada – August 22, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH) (“Shopify”) today announced that it has completed its previously announced offering of 8,625,000 Class A subordinate voting shares (the “Offering“), which includes the full exercise of the over-allotment option of 1,125,000 Class A subordinate voting shares, at a price of US$38.25 per share. An aggregate of 6,125,000 Class A subordinate voting shares, which includes the Class A subordinate voting shares issued on exercise of the over-allotment option, were sold by Shopify for aggregate gross proceeds of US$234,281,250. Entities affiliated with Bessemer Venture Partners and certain members of Shopify’s management (the “Selling Shareholders”) sold 2,500,000 Class A subordinate voting shares at a price of US$38.25 per share.

Shopify expects to use its net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash. Shopify did not receive any of the proceeds of the sale of shares by the Selling Shareholders.

Morgan Stanley, Credit Suisse, RBC Capital Markets, Pacific Crest Securities, a division of KeyBanc Capital Markets, Raymond James, Canaccord Genuity and Piper Jaffray acted as underwriters in the Offering.

The Class A subordinate voting shares were offered in each of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement dated August 16, 2016 to Shopify’s short form base shelf prospectus dated August 5, 2016. The Class A subordinate voting shares were also offered in the United States pursuant to a prospectus supplement to Shopify’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements and the Registration Statement contain important detailed information about the Offering. A copy of the Canadian prospectus supplements can be found on SEDAR at www.sedar.com, and a copy of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of such offering documents may also be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010; RBC Capital Markets, Attention: Distribution Centre, 180 Wellington Street, 8th Floor, Toronto, Ontario M5J 0C2; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 300,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Forward-looking Statements

This press release contains certain forward-looking statements, including statements with regard to Shopify’s proposed use of proceeds from the offering. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceed  of the offering will be used on the terms described. Allocation of the proceeds of the offering is subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com
SOURCE: Shopify